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SECURI 08032148 ON

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66960

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/07 (MM/DD/YY) AND ENDING 03/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Triago LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

375 Park Avenue
(No. and Street)

New York,	NY	10152
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Blanchet (212) 593-4994
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cornick, Garber & Sandler, LLP
(Name – *if individual, state last, first, middle name*)

825 Third Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Victor Quiroga, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Triago LLC, as of March 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

ALAN R. SANDLER
Notary Public, State of New York
No. 4753339
Qualified in New York County
Commission Expires September 30, 2009

Notary Public

Signature

CHIEF COMPLIANCE OFFICER
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

[x] (o) Independent Auditors' Report on Internal Control Structure
[x] (p) Statement of Cash Flows

CORNICK, GARBER & SANDLER, LLP
Certified Public Accountants

TRIAGO LLC

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT ON
INTERNAL CONTROL STRUCTURE

MARCH 31, 2008

CORNICK, GARBER & SANDLER, LLP
Certified Public Accountants

Independent Auditors' Report

Triago LLC
New York, New York

We have audited the accompanying balance sheet of TRIAGO LLC as at March 31, 2008 and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Triago LLC as at March 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cornick, Garber, + Sandler LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
June 26, 2008

825 Third Avenue New York, NY 10022-9524 212 557-3900 Fax 212 557-3936
50 Charles Lindbergh Boulevard Uniondale, NY 11553-3600 516 542-9030 Fax 516 542-9035

TRIAGO LLC

BALANCE SHEET

AS AT MARCH 31, 2008

Current assets:	
Cash	$ 633,611
Accounts receivable	248,252
Prepaid expenses	35,500
Total current assets	917,363
Property and equipment (net of $43,082 accumulated depreciation)	35,996
Noncurrent accounts receivable	450,000
TOTAL	$ 1,403,359
Current liabilities:	
Accounts payable and accrued expenses	$ 207,695
Due to affiliates	215,295
Total current liabilities	422,990
Noncurrent rent payable	16,449
Total liabilities	439,439
MEMBERS' EQUITY	
Members' units - at stated value	1,000
Additional members' contributions	1,925,251
Deficit	(962,331)
Total members' equity	963,920
TOTAL	$ 1,403,359

The notes to financial statements are made a part hereof.

TRIAGO LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED MARCH 31, 2008

Operating revenues:		
Commission income		$ 1,964,582
Operating expenses:		
Salaries	$ 520,808	
Rent and real estate taxes	110,845	
Payroll taxes and employee benefits	80,292	
Travel, meals and entertainment	48,127	
Business development	19,348	
Utilities and office maintenance	6,668	
Office supplies and expense	356,333	
Professional and consulting fees	86,857	
Insurance	34,390	
Depreciation	14,468	
Miscellaneous expenses	6,655	
Customer costs	42,658	
		1,327,449
Income before other revenue, "FINRA" consolidation payment and income taxes		637,133
Other revenue		71,928
Income before "FINRA" consolidation payment and income taxes		709,061
"FINRA" consolidation payment		35,000
Income before income taxes		744,061
Income taxes		(2,679)
NET INCOME		$ 741,382

The notes to financial statements are made a part hereof.

TRIAGO LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

	Members' Units		Additional Members'		Total Members'
	Number	Amount	Contributions	(Deficit)	Equity
Members' Equity - April 1, 2007	1,000	$ 1,000	$ 1,925,251	$ (1,703,713)	$ 222,538
Net income for the year ended March 31, 2008	-			741,382	741,382
Members' Equity - March 31, 2008	1,000	$ 1,000	$ 1,925,251	$ (962,331)	$ 963,920

The notes to financial statements are made a part hereof.

TRIAGO LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED MARCH 31, 2008

INCREASE (DECREASE) IN CASH	
Cash flows from operating activities:	
Net income	$ 741,382
Adjustments to reconcile results of operations to net cash effect of operating activities:	
Depreciation	14,468
Deferred rent	(9,870)
Net change in asset and liability accounts:	
Accounts receivable	(615,828)
Prepaid expenses	(1,873)
Accounts payable	185,001
Due to affiliates	182,814
Net adjustments	(245,288)
Net cash provided by operating activities	496,094
Cash flows from investing activities:	
Purchases of property, furniture and equipment	(1,585)
Cash flows from financing activities:	
Collection of receivable from related party	16,244
NET INCREASE IN CASH	510,753
Cash - April 1, 2007	122,858
CASH - MARCH 31, 2008	$ 633,611
Supplemental disclosures of cash paid for:	
Income taxes	$ 680

The notes to financial statements are made a part hereof.

TRIAGO LLC

NOTES TO FINANCIAL STATEMENTS

NOTE A - Summary of Significant Accounting Policies

Organization and Business

Triago LLC (the Company), whose majority member is Triago Management Development S.A.R.L (a French Company), is a limited liability company registered with the Securities and Exchange Commission ("SEC") as a broker-dealer of securities and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was organized on November 18, 2002 for the private placement of securities. The Company's services are intended to include providing assistance to clients in raising capital in the primary markets and in managing their positions in the secondary markets. Additionally, the Company provides certain strategic investment services. The Company does not and is not expected to carry or to clear transactions and/or carry customer accounts. The Company is a Delaware Limited Liability Corporation (LLC) registered to do business in the state of New York.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At March 31, 2008, the Company had net capital of approximately $191,000, which was approximately $162,000 in excess of the net required minimum capital of $29,296. Under certain circumstances, withdrawals of capital may be restricted.

Rent Expense

For financial accounting purposes, the Company recognizes scheduled rent increases and rent abatements over the term of the lease using the straight-line method.

Depreciation

Depreciation of property and equipment is computed on a straight-line basis.

(Continued)

TRIAGO LLC

NOTES TO FINANCIAL STATEMENTS

NOTE A - Summary of Significant Accounting Policies (Continued)

Organization Costs

Costs incurred in the formation and in organizing the Company have been expensed for financial accounting purposes. For tax purposes, certain of these expenses are capitalized and are amortized over five years. These costs represent legal, regulatory registration costs, temporary office space and services, consulting fees and other expenses incurred in connection with the formation of the Company and the creation of its active trade or business.

Revenue Recognition

The Company records fee income and other revenues upon the closing of capital transactions, when its consultation services are rendered, when the fee is not contingent upon the performance of future services by the Company and when it is determined that there are no uncertainties concerning the collection of such fees. At March 31, 2008, the Company has not recognized as revenue fees aggregating approximately $2,180,000 payable through March 31, 2011 primarily because the receipt of such payments is subject to certain funding contingencies at the client.

NOTE B - Property and Equipment

Property and equipment at March 31, 2008 consist of the following:

		Estimated Useful Lives (Years)
Office furniture	$35,757	7
Telecom equipment	6,081	5
Computer equipment	26,708	5
Computer software	3,888	3
Leasehold improvements	6,644	3
Total	79,078	
Less accumulated depreciation	43,082	
Net	$35,996	

(Continued)

TRIAGO LLC

NOTES TO FINANCIAL STATEMENTS

NOTE C - Long-Term Receivable

The noncurrent receivable is due $56,250 quarterly through January 5, 2011.

NOTE D - Commitments

Lease

The Company's office facilities are leased pursuant to an operating lease expiring in November 2009. Rent and real estate tax expense aggregated $110,845 for the year ended March 31, 2008. At March 31, 2008, minimum lease commitments before real estate taxes and building operating expenses escalations due under the lease are as follows.

Year ending March 31:	
2009	**$185,402**
2010	**123,601**
Total	**$309,003**

The Company has subleased a portion of its office facilities to Triago X, Inc., a related company. The annual rent charge is 40% of the Company's annual fixed rent plus 40% of any increases or escalations that the Company must pay. Rent income from this agreement was $72,437 for the year ended March 31, 2008.

In lieu of a security deposit, the Company has obtained an irrevocable and unconditional letter of credit of $77,251 guaranteed by Triago Management Development S.A.R.L., the majority member of the Company.

NOTE E - Income Taxes

The Company elected, under federal tax regulations, to be taxed as a regular or "C" corporation effective for the fiscal year ended March 31, 2005 and later years. As such, the Company is subject to federal, state and local level corporate income taxes based on its taxable income. For the period from its inception to March 31, 2004, the Company was treated as a partnership for income tax purposes.

At March 31, 2008, the Company has available operating loss carryforwards for federal, state and local tax purposes of approximately $846,000, which begin to expire in 2024.

(Continued)

TRIAGO LLC

NOTES TO FINANCIAL STATEMENTS

NOTE E - Income Taxes (Continued)

The Company has previously recorded a valuation allowance with a balance of approximately $445,000 at March 31, 2008, equal to the deferred tax asset resulting primarily from its net operating loss and organization costs which are expensed for financial accounting purposes and amortized over five years upon commencement of operations, for income tax purposes. The valuation allowance is due to the uncertainty of the Company being able to use this benefit to offset future taxable income. While the Company was profitable in the current year, it has retained the balance in the valuation account pending future results. The Company will periodically evaluate the likelihood of realizing such asset and will adjust such amount, accordingly, based on those results. In 2008, Triago LLC used approximately $672,000 in tax loss carryforwards resulting in tax savings of approximately $338,000, since the income tax benefit of these carryforwards had not previously been recognized for financial accounting purposes.

NOTE F - Exemption from SEC Rule 15c3-3

The Company is exempt from SEC Rule 15c3-3 under subparagraph (K)(2)(i) and therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

NOTE G - Related Party Transactions

During the year ended March 31, 2008, $403,735 was charged to four companies affiliated with the Company's majority member for services provided.

At March 31, 2008, the Company owes $215,295 to its parent and one of its affiliated companies for expenses paid by them on the Company's behalf and has a receivable balance from them of $6,427.

NOTE H - Revenue Concentration

For the year ended March 31, 2008, commission and placement fee revenues were generated from six customers, the largest of which represented 34% of revenues. Revenues of approximately 13% were generated from related entities (Note F).

(Continued)

TRIAGO LLC

NOTES TO FINANCIAL STATEMENTS

NOTE I - "FINRA" Consolidation Payment

The Company was subject to regulation by the National Association of Securities Dealers (NASD). On November 28, 2006, the NASD and NYE Group announced a plan to consolidate their members' regulation into a new organization, Financial Industry Regulation Authority (FINRA). As a result of this consolidation, in August 2007 all members of the NASD received a one time payment of $35,000 from FINRA.

NOTE J - Concentration of Credit Risk

The Company maintains cash balances at a large money center bank. At March 31, 2008, cash balances of approximately $553,000 were on deposit; these deposits are insured to a maximum of $100,000 by the Federal Deposit Insurance Corporation. Cash accounts in France are similarly insured up to €70,000. The cash deposits occasionally exceed the amounts insured.

NOTE K - Merger/Reorganization

The Company and Triago X, Inc. anticipate merging their operations effective June 30, 2008. The controlling equity interests of both the Company and Triago X, Inc. are held directly or indirectly by the same parties. This merger is pending regulatory approval by FINRA and is expected to qualify as a tax free reorganization under Sec. 368(a) (1) (A) of the Internal Revenue Code. Under the plan of reorganization, the Company will merge into Triago X, Inc. (the surviving entity). Triago X, Inc. will subsequently be renamed Triago Americas, Inc. d/b/a Triago, all assets and liabilities of Triago LLC will be absorbed by Triago X, Inc. and Triago LLC will be dissolved and go out of existence. Through March 31, 2008, Triago X, Inc. was in the development stage, with no revenues from its intended operations. Its balance sheet at March 31, 2008 reflects total assets of approximately $100,000 and total shareholders' equity of approximately $52,000. Triago X, Inc. incurred approximately $387,000 of net losses in fiscal 2008 and cumulative net losses of approximately $480,000 since its inception in October 2006.

NOTE L - Employee Benefit Plan

The Company has a safe harbor 401(K) plan for its eligible U.S. employees. Employees are eligible after a three month waiting period. Eligible employees may elect to contribute a percentage of their earnings up to a maximum contribution amount as prescribed by the Internal Revenue Service. Employee contributions are fully vested at the time of contribution. The Company makes matching contributions up to 4% of employee compensation. For the year ended March 31, 2008, the Company made matching contributions to the plan of approximately $9,000.

CORNICK, GARBER & SANDLER, LLP
Certified Public Accountants

SUPPLEMENTARY SCHEDULE

SCHEDULE 1

TRIAGO LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS AT MARCH 31, 2008

Net Capital:		
Total members' equity before nonallowable assets		$ 963,920
Less: Prepaid expenses	$ 35,500	
Accounts receivable	698,252	
Property and equipment	35,996	
Haircut - foreign currency	2,683	772,431
Net capital		191,489
Minimum net capital required		29,296
Excess net capital		$ 162,193
Capital Ratio:		
Aggregate indebtedness to net capital		2.29 to 1

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of March 31, 2008)

Net capital as reported in Company's Part IIA (unaudited) FOCUS Report	$ 192,702
Adjustments to record additional receivables and payables	1,213
Balance - March 31, 2008	$ 191,489

CORNICK, GARBER & SANDLER, LLP
Certified Public Accountants

To the Members of
Triago LLC
375 Park Avenue
New York, New York 10152

In planning and performing our audit of the financial statements and supplemental schedule of Triago LLC (the Company) for the year ended March 31, 2008, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(II) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

825 Third Avenue New York, NY 10022-9524 212 557-3900 Fax 212 557-3936
50 Charles Lindbergh Boulevard Uniondale, NY 11553-3600 516 542-9030 Fax 516 542-9035

CORNICK, GARBER & SANDLER, LLP
Certified Public Accountants

To the Members of
Triago LLC
Page Two

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2008 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used by anyone other than these specified parties.

Cornick, Garber, & Sandler LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
June 26, 2008

END